SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Spartacus Acquisition Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84677L109
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996, Tel. (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84677L109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON IN-OO**

(1)	Represents (i) 5,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B common stock”), of Spartacus Acquisition Corporation (the “Issuer”), held by Spartacus Sponsor LLC (the “Sponsor”) which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A common stock”), at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s registration statement on Form S-1 (File No. 333-249100) which was declared effective by the Securities and Exchange Commission on October 15, 2020 (the “Registration Statement”) under the heading “Description of Securities—Founder Shares,” and (ii) 500,000 shares of Class A common stock underlying 500,000 units of the Issuer (each unit consisting of one share of Class A common stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50) held by Milfam Investments LLC. MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held by the Sponsor. MILFAM CI LLC SPARTACUS is controlled by MILFAM CI Management LLC, which is owned and controlled by Neil Subin. Mr. Subin is also the President and Manager of MILFAM LLC, which serves as manager of Milfam Investments LLC, consequently, he may be deemed to share beneficial ownership of the shares of Class A common stock held by Milfam Investments LLC. CCUR Holdings, Inc. is controlled by its board of directors. Mr. Subin disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Excludes (i) 8,104,244 shares of Class A common stock which may be purchased by the Sponsor, by exercising warrants that are not exercisable and will not be exercisable within 60 days, and (ii) 250,000 shares of Class A common stock which may be purchased by Milfam Investments LLC, by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	Excludes 1,105,000 shares of Class A common stock subscribed for, but not beneficially owned, by MILFAM Investments LLC, as further described in Item 4.

(4)	The percentage reported in this Schedule 13D/A is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 21, 2021.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 500,000 shares of Class A common stock underlying 500,000 units of the Issuer (each unit consisting of one share of Class A common stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50) held by Milfam Investments LLC. MILFAM LLC serves as manager of Milfam Investments LLC, consequently it may be deemed to share beneficial ownership of the shares of Class A common stock underlying the units held by Milfam Investments LLC. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 250,000 shares of Class A common stock which may be purchased by Milfam Investments LLC by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	Excludes 1,105,000 shares of Class A common stock subscribed for, but not beneficially owned, by MILFAM Investments LLC, as further described in Item 4.

(4)	The percentage reported in this Schedule 13D/A is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 21, 2021.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Milfam Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 500,000 shares of Class A common stock underlying 500,000 units of the Issuer (each unit consisting of one share of Class A common stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50) held by Milfam Investments LLC. Milfam Investments LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 250,000 shares of Class A common stock which may be purchased by Milfam Investments LLC by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	Excludes 1,105,000 shares of Class A common stock subscribed for, but not beneficially owned, by MILFAM Investments LLC, as further described in Item 4.

(4)	The percentage reported in this Schedule 13D/A is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 21, 2021.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON MILFAM CI LLC SPARTACUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 5,000,000 shares of Class B common stock held by the Sponsor, which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in the Issuer’s Registration Statement under the heading “Description of Securities—Founder Shares.” MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held by the Sponsor. MILFAM CI LLC SPARTACUS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 8,104,244 shares of Class A common stock which may be purchased by the Sponsor by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	Excludes 1,105,000 shares of Class A common stock subscribed for, but not beneficially owned, by MILFAM Investments LLC, as further described in Item 4.

(4)	The percentage reported in this Schedule 13D/A is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 21, 2021.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON MILFAM CI Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000 ,000(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 5,000,000 shares of Class B common stock held by the Sponsor which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s Registration Statement under the heading “Description of Securities—Founder Shares.” MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held by the Sponsor. MILFAM CI Management LLC controls MILFAM CI LLC SPARTACUS consequently it may be deemed to share beneficial ownership of the Class B common stock held directly by the Sponsor. MILFAM CI Management LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 8,104,244 shares of Class A common stock which may be purchased by the Sponsor by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	Excludes 1,105,000 shares of Class A common stock subscribed for, but not beneficially owned, by MILFAM Investments LLC, as further described in Item 4.

(4)	The percentage reported in this Schedule 13D/A is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 21, 2021.

**	See Item 2 and Item 5.

AMENDMENT NO. 2 TO SCHEDULE 13D

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of (i) Neil S. Subin; (ii) MILFAM LLC; (iii) Milfam Investments LLC (“MINVEST”); (iv) MILFAM CI LLC SPARTACUS; and (v) MILFAM CI Management LLC (each person and entity named in items (i) through (v), collectively, the “Reporting Persons”). This Amendment amends and supplements the original Schedule 13D filed by the Reporting Persons with the SEC on October 29, 2020, as amended by the Schedule 13D/A previously filed on November 6, 2020 (collectively, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following:

As previously announced by Spartacus Acquisition Corporation (the “Issuer” or the “Company”), on June 9, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spartacus Acquisition Shelf Corp., a Delaware corporation (“Shelf”), NextNav, LLC, a Delaware limited liability company, NextNav Holdings, LLC, a Delaware limited liability company (“Holdings”), NEA 14 NextNav Blocker, LLC, a Delaware limited liability company (“NEA Blocker”), Oak NextNav Blocker, LLC, a Delaware limited liability company (“Oak Blocker”), Columbia Progeny Partners IV, Inc., a Delaware corporation (“Columbia Blocker”), Global Long Short Partners Aggregating Holdings Del VII LLC, a Delaware limited liability company (“GS Blocker 1”), Global Private Opportunities Partners Holdings II Corp., a Delaware corporation, (“GS Blocker 2,” and collectively with NEA Blocker, Oak Blocker, Columbia Blocker, and GS Blocker 1, the “Blockers”), SASC (SPAC) Merger Sub 1 Corporation, a Delaware corporation (“MS 1”), SASC (Target) Merger Sub 2 LLC, a Delaware limited liability company (“MS 2”), SASC (NB) Merger Sub 3 LLC, a Delaware limited liability company (“MS 3”), SASC (OB) Merger Sub 4 LLC, a Delaware limited liability company (“MS 4”), SASC (CB) Merger Sub 5 Corporation, a Delaware corporation (“MS 5”), SASC (GB1) Merger Sub 6 LLC, a Delaware limited liability company (“MS 6”) , and SASC (GB2) Merger Sub 7 Corporation, a Delaware corporation (“MS 7,” and collectively with MS 1, MS 2, MS 3, MS 4, MS 5, and MS 6, the “Merger Entities”). The Merger Entities are each wholly owned subsidiaries of Shelf. The Merger Agreement provides for, among other things, (a) MS 1 to be merged with and into the Company, with the Company surviving the merger; (b) MS 2 to be merged with and into Holdings, with Holdings surviving the merger; (c) MS 3 to be merged with and into NEA Blocker, with NEA Blocker surviving the merger; (d) MS 4 to be merged with and into Oak Blocker, with Oak Blocker surviving the merger; (e) MS 5 to be merged with and into Columbia Blocker, with Columbia Blocker surviving the merger; (f) MS 6 to be merged with and into GS Blocker 1, with GS Blocker 1 surviving the merger; and (g) MS 7 to be merged with and into GS Blocker 2, with GS Blocker 2 surviving the merger.

As a result of the transactions contemplated in the Merger Agreement (collectively, the “Transactions”), the Company, NEA Blocker, Oak Blocker, Columbia Blocker, GS Blocker 1, GS Blocker 2 and Holdings and the various operating subsidiaries of Holdings, will become wholly owned subsidiaries of Shelf, and the Company’s stockholders, the equity holders of each of NEA Blocker, Oak Blocker, Columbia Blocker, GS Blocker 1, GS Blocker 2, and the equity holders of Holdings, will become stockholders of Shelf.

Concurrently with the execution and delivery of the Merger Agreement, certain “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act) (including MINVEST) (collectively, the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to subscribe for and purchase up to 20.5 million shares of Company Class A common stock (the “PIPE Shares”) at a purchase price per share of $10.00 for aggregate gross proceeds of $205 million (the “PIPE Investment”). The purchase of the PIPE Shares will be consummated immediately prior to the closing, with such PIPE Shares immediately being cancelled in connection with the mergers and in consideration for newly issued Shelf common stock.

MINVEST, one of the Reporting Persons, subscribed to purchase 1,105,000 PIPE Shares pursuant to a PIPE Subscription Agreement.

The closing of the PIPE Investment is contingent upon, among other things, the substantially concurrent consummation of the Transactions. Accordingly, the Reporting Persons are not deemed to have the right to acquire the PIPE Shares at this time and are not “beneficial owners” as such term is defined in Rule 13d-3 under the Act, of the PIPE Shares until the material conditions to the PIPE Subscription Agreements are met.

The foregoing descriptions of the Merger Agreement, and the PIPE Subscription Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on June 10, 2021 (the “Form 8-K”) and the Subscription Agreements, a form of which is filed as Exhibit 10.2 to the Form 8-K and each of the foregoing is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

The additional information furnished in Item 4 of this Amendment is incorporated into this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits:

10.1	Agreement and Plan of Merger, dated June 9, 2021, by and among Spartacus Acquisition Corporation, Spartacus Acquisition Shelf Corp., NextNav, LLC, NextNav Holdings, LLC, NEA 14 NextNav Blocker, LLC, Oak NextNav Blocker, LLC, Columbia Progeny Partners IV, Inc., Global Long Short Partners Aggregating Holdings Del VII LLC, Global Private Opportunities Partners Holdings II Corp., SASC (SPAC) Merger Sub 1 Corporation, SASC (Target) Merger Sub 2 LLC, SASC (NB) Merger Sub 3 LLC, SASC (OB) Merger Sub 4 LLC, SASC (CB) Merger Sub 5 Corporation, SASC (GB1) Merger Sub 6 LLC, a Delaware limited liability company, and SASC (GB2) Merger Sub 7 Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on June 10, 2021).
10.2	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on June 10, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2021

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MIlfam investments llc

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

milfam ci llc spartacus

By:	MILFAM CI Management LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member

MILFAM CI MANAGEMENT LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member